UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 27

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

George H. Cave

Secretary

1272 Borregas Avenue

Sunnyvale, California 94089

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Eric McCrath

Lauren Bellerjeau

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 27 (“Amendment No. 27”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015, as amended and supplemented on December 8, 2015, December 14, 2015, December 18, 2015, December 29, 2015, January 5, 2016, January 6, 2016, January 21, 2016, January 28, 2016, February 4, 2016, February 16, 2016, February 19, 2016, March 4, 2016, March 18, 2016, April 1, 2016, April 15, 2016, April 29, 2016, May 13, 2016, May 27, 2016, June 10, 2016, June 24, 2016, July 8, 2016, July 22, 2016, August 5, 2016, August 19, 2016, August 25, 2016 and September 2, 2016 (as so amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“ON Semiconductor”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 27. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

1.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of the subsection entitled “Regulatory Approvals—Chinese Antitrust Laws”:

On September 16, 2016, ON Semiconductor received confirmation that clearance related to the completion of its proposed acquisition of the Company from MOFCOM had been obtained and that ON Semiconductor was entitled to close the Offer under PRC law. Accordingly, all applicable regulatory approvals in connection with the Offer have been received.

2.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new section immediately before the section entitled “Forward-Looking Statements” as follows:

Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at one minute following 11:59 PM, New York City time, on September 16, 2016 and the Offer was not extended. The Depositary has advised ON Semiconductor and Acquisition Sub that, as of that time, approximately 87,979,761 Shares (not including 7,327,977 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 76.6% of the outstanding Shares. Accordingly, the number of Shares tendered pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase).

All conditions to the Offer having been satisfied, on September 19, 2016, Acquisition Sub accepted for payment, and paid for, all Shares validly tendered into and not validly withdrawn from the Offer.

As the final step of the acquisition process, immediately following the payment for the tendered shares, Acquisition Sub, ON Semiconductor and Fairchild effected the Merger under Section 251(h) of the DGCL, pursuant to which Acquisition Sub was merged with and into Fairchild, with Fairchild continuing as the surviving corporation. At the Effective Time, each Share then issued and outstanding

(other than the Cancelled Shares or Dissenting Shares) was cancelled and automatically converted into the right to receive an amount in cash equal to $20.00 per Share without interest, less any applicable withholding taxes, other than (i) Shares held by Fairchild as treasury stock (or by any wholly owned subsidiary thereof) or held by ON Semiconductor or Acquisition Sub (or by any wholly owned subsidiary of ON Semiconductor) or (ii) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL in connection with the Merger. As a result of the Merger, Fairchild ceased to be a publicly traded company, became wholly owned by ON Semiconductor and will no longer be listed on the NASDAQ.

On September 19, 2016, ON Semiconductor issued a press release announcing the receipt of the MOFCOM approval and the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(CC) hereto and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

1.	Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(BB) the Exhibit as follows:

(a)(5)(CC)	Press Release, dated September 19, 2016 (incorporated by reference to Exhibit (a)(5)(AA) to the Schedule TO filed by ON Semiconductor and Acquisition Sub on September 19, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 19, 2016

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Bernard Gutmann
Name:	Bernard Gutmann
Title:	Treasurer